UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Pharmasset, Inc.

(Name of Subject Company)

Pharmasset, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

With copies to:

Matthew G. Hurd

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pharmasset, Inc., a Delaware corporation (the “Company”) on December 6, 2011 and as subsequently amended. The Schedule 14D-9 relates to the tender offer by Royal Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Royal Merger Sub II Inc., a Delaware corporation (“Merger Sub II” and together with Gilead and Merger Sub, the “Offerors”) and an indirect wholly-owned subsidiary of Gilead, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $137.00 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, originally filed by the Offerors with the SEC on December 6, 2011 and as subsequently amended. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated by reference therein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately prior to the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Miscellaneous.

On December 16, 2011, the Company disclosed its decision to cease the dosing of PSI-938 in the QUANTUM study. Consistent with the Company’s decision, on December 20, 2011, the U.S. Food and Drug Administration notified the Company that the PSI-938 monotherapy IND is being placed on full clinical hold and the PSI-938/PSI-7977 combination IND is being placed on partial clinical hold, which allows the PSI-7977/ribavirin combination arms of the QUANTUM study to continue unchanged.

These events do not trigger the “Key Product Event” clause set forth in Section 4.1(t) of the Merger Agreement and do not alter the parties’ rights and obligations under the terms of the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHARMASSET, INC.

Dated: December 23, 2011	By:	/s/ Kurt Leutzinger
	Name:	Kurt Leutzinger
	Title:	Chief Financial Officer